Exhibit 99.(m)(1)

Male Age 45 Standard Nonsmoker

Year	Beginning of the Year AV	Premium	Premium Expense	Policy Fee + Per 1000 Charge	Cost of Insurance	Investment Income	End of Year Accumulated Value
1	0.00	3,000.00	180.00	992.40	88.97	(18.98)	1,719.65
2	1,719.65	3,000.00	180.00	992.40	117.82	(33.47)	3,395.96
3	3,395.96	3,000.00	180.00	992.40	175.55	(47.45)	5,000.55
4	5,000.55	3,000.00	180.00	992.40	203.47	(60.96)	6,563.72
5	6,563.72	3,000.00	180.00	992.40	231.05	(74.12)	8,086.15

End of year 5 cash surrender value	8,086.15	minus	4,502.50	=	3,583.65

Surrender charge for a 45 year old male nonsmoker is $18.01 per 1000 of face amount (18.01 x 250 = 4,502.50)